SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________________________

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

  ______________________________________

Flagstar Bancorp, Inc.
(Name of Issuer)

  ______________________________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

337930101
(CUSIP Number)

Florina Klingbaum Chief Financial Officer MP (Thrift) Global Advisers III LLC 600 Fifth Avenue, 22nd Floor New York, New York 10022 (212) 651-9525

  ______________________________________
with a copy to:
Mitchell S. Eitel, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2020
(Date of Event Which Requires Filing of This Statement)

  ______________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§ 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP Thrift Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, PN

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MPGOP III Thrift AV-I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MPGOP (Cayman) III Thrift AV-I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) Global Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) Global Advisers III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) P (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* The percentage set forth above is calculated based on 52,564,331 shares of Common Stock outstanding as of October 28, 2020, as disclosed in the Issuer’s preliminary prospectus supplement dated November 5, 2020 filed by the Issuer with the Securities and Exchange Commission on November 6, 2020, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 9,112,705 shares of common stock by MP Thrift, as described herein.

Item 1. Security and Issuer
This Amendment No. 16 to Schedule 13D amends and supplements the statement on Schedule 13D (as so amended and supplemented, the “Schedule 13D”), initially filed with the Securities and Exchange Commission on February 4, 2009 jointly by (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin, as the sole managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”). The class of equity securities to which this Amendment relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Flagstar Bancorp, Inc. (the “Issuer”).  The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098.
Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D, as amended. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
This Amendment No. 16 serves as an exit filing for the Reporting Persons as the Reporting Persons are expected to no longer beneficially own more than 5% of the shares of the Issuer’s outstanding Common Stock upon the consummation of the transactions described herein.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On November 5, 2020, the Issuer and MP Thrift entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC as the underwriter (the “Underwriter”).  Pursuant to the Underwriting Agreement, MP Thrift agreed to sell 9,112,705 shares of Common Stock in an underwritten public offering (the “Offering”) at a price of $30.19 per share.
The closing of the Offering is expected to occur on November 10, 2020. Following the completion of the Offering, the Reporting Persons will no longer beneficially own any shares of Common Stock. The Underwriting Agreement is included as Exhibit II and its terms are hereby incorporated by reference herein.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
As of November 10, 2020, the Reporting Persons are expected to no longer beneficially own any shares of Common Stock.
Except as set forth in this Amendment and in Amendment No. 15, filed with the Securities and Exchange Commission on October 28, 2020, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.
Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer referred to in this Item 5.
As a result of the transactions described herein, on November 10, 2020, the Reporting Persons are expected to cease to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer. The filing of this Amendment No. 16 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
Underwriting Agreement
Please refer to the description of the Underwriting Agreement in Item 4 above. A copy of the Underwriting Agreement is filed as Exhibit II to this filing and its terms are hereby incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit I*	Joint Filing Agreement, by and among the Reporting Persons, dated June 12, 2018 (incorporated by reference to Exhibit I to the Schedule 13D filed on June 12, 2018).
Exhibit II	Underwriting Agreement, dated November 5, 2020 (the “Underwriting Agreement”), by and among Flagstar Bancorp, Inc., MP Thrift Investments L.P. and Morgan Stanley & Co. LLC as the underwriter.

* Previously filed.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 9, 2020
MP Thrift Investments L.P.

By: MP (Thrift) Global Partners III LLC
General Partner

By: /s/ Florina Klingbaum
Name: Florina Klingbaum
Title: Chief Financial Officer

MPGOP III Thrift AV-I L.P.

By: MP (Thrift) Global Partners III LLC
General Partner

By: /s/ Florina Klingbaum
Name: Florina Klingbaum
Title: Chief Financial Officer

MPGOP (Cayman) III Thrift AV-I L.P.

By: MP (Thrift) Global Partners III LLC
General Partner

By: /s/ Florina Klingbaum
Name: Florina Klingbaum
Title: Chief Financial Officer

MP (Thrift) Global Partners III LLC

By: /s/ Florina Klingbaum
Name: Florina Klingbaum
Title: Chief Financial Officer

MP (Thrift) Asset Management LLC

By: /s/ Florina Klingbaum
Name: Florina Klingbaum
Title: Chief Financial Officer

MP (Thrift) LLC

By: /s/ Florina Klingbaum
Name: Florina Klingbaum
Title: Chief Financial Officer

David J. Matlin
By: /s/ David J. Matlin
Name: David J. Matlin

MP (Thrift) Global Advisers III LLC

By: /s/ Florina Klingbaum
Name: Florina Klingbaum
Title: Chief Financial Officer